Exhibit 99.1

Aurinia Reminds Shareholders to Vote the YELLOW Proxy Prior to June 24 Deadline

Shareholders can vote the YELLOW proxy even if they previously voted on the green proxy

Proxy voting deadline is 10:00 AM Mountain Time on Monday, June 24th

VICTORIA, British Columbia--(BUSINESS WIRE)--June 21, 2019--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”) today reminded shareholders to vote in advance of the proxy voting deadline of 10:00 AM Mountain Time on Monday, June 24, 2019. Aurinia urges shareholders to vote the YELLOW proxy in support of management’s nominees.

Aurinia’s Chairman, Dr. George M. Milne, Jr. said: “We are grateful for the support we have received and encourage shareholders to vote the YELLOW proxy today. Leading independent proxy advisory firms, Institutional Shareholder Services Inc. and Glass Lewis, have noted that we have a clear and executable strategy in place that is creating value for Aurinia shareholders, with a recommendation that shareholders vote in support of ALL of the Company’s nominees.”

Dr. Milne further commented, “The Annual General Meeting of shareholders is an important opportunity for shareholders to send a strong message in favour of the continuation of progress at Aurinia. We have the right Board with the correct expertise to continue to guide the advancement and commercialization of voclosporin and take Aurinia to its next stage of growth. We encourage all shareholders to vote for management’s nominees before the proxy deadline on Monday, June 24, to protect the value of their investment.”

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.
PLEASE VOTE THE YELLOW PROXY TODAY.

Aurinia shareholders are reminded to use only the YELLOW proxy to support Aurinia in advance of the Company’s upcoming Annual General Meeting on Wednesday, June 26, 2019. Please note that shareholders who wish to change their vote to support Aurinia’s nominees can do so by voting the YELLOW proxy card. A vote on the YELLOW proxy will cancel an earlier green proxy vote.

Shareholders of record as of May 9, 2019 must submit their YELLOW proxy by 10:00 AM Mountain Time on Monday, June 24, 2019. Shareholders with questions or requests for voting assistance are directed to Laurel Hill Advisory Group at 1-877-452-7184 toll free (1-416-304-0211 collect), or by email to assistance@laurelhill.com.

About Aurinia

Aurinia is a late-stage clinical biopharmaceutical company focused on developing and commercializing therapies in disease areas of high unmet medical need. We are currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (“LN”) and focal segmental glomerulosclerosis (“FSGS”). Additionally, we are advancing voclosporin ophthalmic solution (“VOS”), a topical formulation, for the treatment of dry eye syndrome (“DES”). The Company’s head office is in Victoria, British Columbia and focuses its development efforts globally. For further information, see our website at www.auriniapharma.com.

About Voclosporin

Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,600 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action. By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses and stabilizes the podocyte in the kidney. It has been shown to have a more predictable pharmacokinetic and pharmacodynamic relationship (potentially requires no therapeutic drug monitoring), an increase in potency (vs cyclosporin), and an improved metabolic profile compared to legacy CNIs. Aurinia anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries and until April 2028 with anticipated pediatric extension. Further, the new Notice of Allowance is expected to result in the issuance of a U.S. patent with a term extending to December 2037. If the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol under the Notice of Allowance, the issuance of this patent will expand the scope of intellectual property protection for voclosporin to December 2037.

About VOS

Voclosporin ophthalmic solution (“VOS”) is an aqueous, preservative free nanomicellar solution intended for use in the treatment of DES. A Phase 2a study was recently completed with results released in January of 2019. Previously, a Phase 1 study with healthy volunteers and patients with DES was also completed as were studies in rabbit and dog models. VOS has IP protection until 2031.

Forward-Looking Statements

Certain statements made in this press release may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable United States securities law. These forward-looking statements or information include but are not limited to statements or information with respect to: Aurinia’s anticipation that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries and until April 2028 with anticipated pediatric extension; that the new Notice of Allowance is expected to result in the issuance of a U.S. patent with a term extending to December 2037; that if the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol under the Notice of Allowance, the issuance of this patent will expand the scope of intellectual property protection for voclosporin to December 2037 and Aurinia’s belief that it has the right Board with the correct expertise to continue to guide the advancement and commercialization of voclosporin and take Aurinia to its next stage of growth.

It is possible that such results or conclusions may change based on further analyses of these data. Words such as “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may” and other similar words and expressions, identify forward-looking statements. We have made numerous assumptions about the forward-looking statements and information contained herein, including among other things, assumptions about: Aurinia being able to extend and protect its patents on terms acceptable to Aurinia, Aurinia successfully completing its clinical trials, Aurinia receiving regulatory approval on terms acceptable to Aurinia, and Aurinia having sufficient funds on hand to complete its trials and operations as currently planned.

Even though the management of Aurinia believes that the assumptions made, and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

Forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurinia to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Such risks, uncertainties and other factors include, among others, the following: Aurinia not being able to extend or fully protect its patent portfolio for voclosporin, Aurinia not obtaining necessary regulatory approval, negative results from clinical trials, and cash outlays being higher than currently planned.

Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many of the factors are beyond our control. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements or information.

Except as required by law, Aurinia will not update forward-looking information. All forward-looking information contained in this press release is qualified by this cautionary statement. Additional information related to Aurinia, including a detailed list of the risks and uncertainties affecting Aurinia and its business can be found in Aurinia’s most recent Annual Information Form available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) website at www.sec.gov/edgar.

We seek Safe Harbor

Contacts

Company:
Glenn Schulman, PharmD, MPH
Corporate Communications
gschulman@auriniapharma.com

Shareholder Questions or Requests for Voting Assistance:
Laurel Hill Advisory Group
North American Toll Free: 1-877-452-7184
Collect Calls Outside North America: 1-416-304-0211
assistance@laurelhill.com